April 7, 2009

Via Facsimile and EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Response to Comment Letter dated March 25, 2009
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated March 25, 2009, concerning its Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009 (File No. 001-3433). We are responding to the Staff’s comments and requests for supplemental information in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” means The Dow Chemical Company, a Delaware corporation, and does not, for the purposes of our responses to Comments #1 and #2, include its consolidated subsidiaries. Where Dow’s consolidated subsidiaries are meant to be included in those particular responses, the term “consolidated subsidiaries” has been specifically used. Elsewhere in this letter, “Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries, except where otherwise required by the context.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by The Dow Chemical Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

“Nonconsolidated affiliates” means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries.

Mr. John Cash
The Dow Chemical Company
April 7, 2009

Comments and Responses

General

1.
We note several dropdown menus on your website that enable nationals of Cuba to contact you by email with any questions or comments.  In addition, we are aware of a March 2003 news report from which it appears that your wholly-owned subsidiary, Union Carbide Corporation, is engaged in commerce with Cuban entities.  We are not aware of subsequent news articles indicating that Union Carbide no longer engages in such commerce.

Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls.  Your Form 10-K does not include any disclosure regarding contacts with Cuba.  Please describe to us the nature and extent of your past, current and anticipated business contacts with Cuba, if any, whether through subsidiaries or other direct and indirect arrangements.  Your response should describe in reasonable detail any products or technology you have provided into Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the Cuban government or entities controlled by the Cuban government.

RESPONSE
As the Staff has noted, we currently use dropdown menus that provide a list of countries on some of the “Contact Us” pages within Dow’s corporate website. We will remove countries for which the United States has comprehensive sanctions programs in place from these lists.

We note your reference to a March 2003 news report. We are unaware of such news report and have been unable to locate such news report.

On February 6, 2001, Union Carbide Corporation became a wholly owned subsidiary of Dow. Under our Regulatory Compliance Program, Dow’s order entry system blocks Dow and its consolidated subsidiaries from making any sales into Cuba. In response to this letter, we reviewed sales records for Dow and its consolidated subsidiaries for 2001-2008, and to the best of Dow’s knowledge and belief, no products or technology have been provided into Cuba, directly or indirectly, by Dow or its consolidated subsidiaries, including Union Carbide Corporation, during that time.

Furthermore, to the best of Dow’s knowledge and belief, no products or technology have been provided into Cuba by Dow’s nonconsolidated affiliates.

The only past business contact that a Dow entity has had with Cuba is detailed below:

Mr. John Cash
The Dow Chemical Company
April 7, 2009

On December 9, 1997, The Dow Chemical Company acquired Sentrachem (Pty) Ltd, a large, diversified South African chemicals manufacturer. Among Sentrachem’s subsidiaries was Sanachem (Pty) Ltd. (“Sanachem”). Shortly after the acquisition, Dow AgroSciences LLC (“DAS”) – having assumed management duties related to Sanachem – discovered that a wholly owned affiliate of Sanachem, Lawnclean, Inc., had an ongoing contract with Quimimport of Cuba to supply agricultural chemicals. DAS also learned that two shipments were already en route from Durban, South Africa to Cuba. On DAS’s instructions, Sanachem immediately ordered the shipping agent (Saflink) to divert the shipments to non-Cuban destinations until further notice. Saflink diverted the shipments to Veracruz, Mexico and The Netherlands.

On January 28, 1998, Sanachem was notified by the shipping agent, in a fax captioned “Error in Shipment,” that the containers offloaded in Veracruz were subsequently delivered to Havana as a result of an error by the shipping agent. Sanachem instructed the shipping agent to not permit release of the cargo in Havana without its express authorization. The agent confirmed to Sanachem that its agent in Havana would hold the shipment in terminal and would not release it to Quimimport. On February 24, 1998, Sanachem was notified that the containers were being treated as “abandoned” by Cuban Customs and would be forfeited, causing both the merchandise and the shipping containers to be lost.

DAS promptly reported these events to the Office of Foreign Assets Control (“OFAC”). As part of its communications with OFAC, DAS requested that a license be granted to permit Sanachem to collect on past-due payments for prior shipments under the Quimimport contract. On February 5, 1998, OFAC granted DAS and Sanachem a limited license to receive amounts due to Sanachem for sales to Quimimport that had occurred prior to December 9, 1997. In early 2006, DAS requested, and OFAC granted to DAS and its subsidiaries and affiliates, authorization to engage in additional activities designed to effectuate the collection of outstanding debt owed by Quimimport. These receivables have not been fully collected, and there has been no contact with the Cuban parties involved in these transactions for at least five years.

Apart from the matters described above, we have no knowledge of any other past, current or anticipated business contacts with Cuba.

2.
Dropdown menus on your website also enable nationals of Iran, Sudan, and Syria to contact you with questions or comments.  Iran, Sudan and Syria also are countries identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  By letters dated January 16, 2007 and March 6, 2007, you described to the staff the types of products you sold into those countries, represented that the products were not dual-use items, and discussed the materiality of your operations associated with

Mr. John Cash
The Dow Chemical Company
April 7, 2009

those countries.  Please provide us with similar information regarding your contacts with those countries since your January 16, 2007 and March 6, 2007 letters, including any contacts with the governments of those countries or entities controlled by those governments, and the materiality of those contacts.

In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

RESPONSE
Dropdown menus
As noted in our response for Comment #1, we currently use dropdown menus that provide a list of countries on some of the “Contact Us” pages within Dow’s corporate website. We will remove countries for which the United States has comprehensive sanctions programs in place from these lists.

Iran
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran, and no sales were made by Dow or its consolidated subsidiaries into Iran in 2007 or 2008. A non-U.S. nonconsolidated affiliate sold $0.1 million of polyethylene (used in packaging applications) into Iran in 2008. Polyethylene is not a “dual-use product” as defined in the U.S. Commerce Department’s Bureau of Industry and Security’s (“BIS”) Export Administration Regulations.

Sudan
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Sudan. Certain of Dow’s non-U.S. consolidated subsidiaries sold an immaterial amount of agricultural products (used for weed and insect management) into Sudan in 2007 and 2008 as provided below. None of the products sold into Sudan are “dual-use products” as defined in BIS Export Administration Regulations.

Sales into Sudan by Non-U.S. Consolidated Subsidiaries
In millions	Sales into Sudan	% of Total Sales of Dow and its Consolidated Subsidiaries
2007	$0.9	0.002%
2008	$1.2	0.002%

Mr. John Cash
The Dow Chemical Company
April 7, 2009

In addition, a non-U.S. nonconsolidated affiliate of Dow sold an immaterial amount of polyethylene (used in packaging applications) into Sudan in 2007 and 2008 as provided below. Polyethylene is not a “dual-use product” as defined in BIS Export Administration Regulations.

Sales into Sudan by a Non-U.S. Nonconsolidated Affiliate
In millions	Sales into Sudan	% of Total Sales of Nonconsolidated Affiliate
2007	$12.7	1.1%
2008	$12.4	1.0%

Syria
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria. Certain of Dow’s non-U.S. consolidated subsidiaries had an immaterial amount of sales into Syria 2007 and 2008 as provided below.

Sales into Syria by Non-U.S. Consolidated Subsidiaries
In millions	Sales into Syria	% of Total Sales of Dow and its Consolidated Subsidiaries
2007	$27.5	0.051%
2008	$24.4	0.042%

A breakdown of the products sold into Syria in 2007 and 2008 by Dow’s non-U.S. consolidated subsidiaries is provided below. None of the products sold into Syria are “dual-use products” as defined in BIS Export Administration Regulations.

In millions	2007	2008	Products and Applications
Performance plastics	$13.4	$11.7
Principally polyurethane products, used for mattresses, furniture and footwear; but also polycarbonate, used primarily for automotive and optical applications, and extruded polystyrene foam used in building and construction

Basic plastics	10.6	8.2	Polystyrene, used in appliances, packaging, consumer electronics, building and construction, and health and hygiene; and polyethylene, used for food and specialty packaging
Agricultural products	2.3	1.9	Products for weed and insect management

Mr. John Cash
The Dow Chemical Company
April 7, 2009

Performance chemicals	1.2	2.6
Cellulosics used for formulations across a variety of applications in food, personal care, pharmaceuticals, construction materials, and paint; glycol ethers, used in household and industrial cleaners, paints, inks and coatings; polyglycols, used in chemical processing, household and industrial cleaners, lubricants, personal care products, and pharmaceuticals; and surfactants, used in household and industrial cleaners, oil and gas production, and paints and coatings

Sales into Syria	$27.5	$24.4

In addition, a non-U.S. nonconsolidated affiliate of Dow sold an immaterial amount of polyethylene (used in packaging applications) into Syria in 2007 and 2008 as provided below. Polyethylene is not a “dual-use product” as defined in BIS Export Administration Regulations.

Sales into Syria by a Non-U.S. Nonconsolidated Affiliate
In millions	Sales into Syria	% of Total Sales of Nonconsolidated Affiliate
2007	$31.6	2.6%
2008	$41.3	3.4%

To the best of Dow’s knowledge and belief, all of the aforementioned sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

Materiality Analysis
As noted in our response above,
•	Dow and its consolidated subsidiaries do not have operations in Iran, Sudan or Syria;
•	No sales were made by Dow or its consolidated subsidiaries into Iran in 2007 or 2008;
•	Sales made by a non-U.S. nonconsolidated affiliate into Iran in 2008 were immaterial in amount;
•	Sales made by certain non-U.S. consolidated subsidiaries into Sudan and Syria in 2007 and 2008 were immaterial in amount; and
•	To the best of Dow’s knowledge and belief, these sales were made in compliance with applicable U.S. laws.

Mr. John Cash
The Dow Chemical Company
April 7, 2009

We are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a result of the sales activities of Dow’s non-U.S. consolidated subsidiaries or its nonconsolidated affiliate in the Middle East, in general, and Iran, Sudan and Syria, in particular. In addition, we are not aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; nor has Dow received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic. Accordingly, from both a quantitative and a qualitative perspective, we do not believe that these activities are material to Dow, nor do they constitute a material investment risk to our security holders.

Contact with the Governments of Iran, Sudan and Syria
To the best of Dow’s knowledge and belief, and consistent with the above statements, Dow and its U.S. consolidated subsidiaries have had no contacts with the governments of Iran, Sudan and Syria or entities controlled by those governments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A.  Risk Factors, page 10

3.
In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem significant or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

RESPONSE
In Future Filings containing risk factor disclosure, we will simply state, “The factors described below represent the Company’s principal risk factors.”

Item 7.  Management’s Discussion and Analysis…, page 26

Results of Operations, page 29

4.
We note your disclosures related to the increase in your effective income tax rate in 2008 as well as the additional disclosures you provide in Note S to your financial statements.  Based on your effective income tax rate reconciliation, it appears to us that the most significant factor that impacted your effective income tax rate in 2008 related to foreign income taxed at rates other than the U.S. rate.  We also note that historically this item reduced your effective income tax rate but in 2008 it increased your effective income tax rate.  Please tell us and revise future filings to explain the reasons for the increased foreign tax rate and to

Mr. John Cash
The Dow Chemical Company
April 7, 2009

address if you expect the increased effective income tax rate to continue in future periods.

RESPONSE
The increase in foreign income taxed at rates other than the U.S. rate was the result of two primary factors:

1.
The structure of Dow’s European operations creates a consistent base amount of profit, for which the tax expense accrues to higher tax locations regardless of economic conditions. Tax expense related to incremental variable profit in that region (above the base amount) accrues to lower tax locations. Increased earnings in Europe in 2006 and 2007 resulted in a greater percentage of total profits accruing to lower tax locations. In 2008, economic conditions, especially later in the year, resulted in lower profits in Europe and therefore a greater percentage of total profits in Europe accruing to higher tax locations. The future tax rate impact of profits in Europe will depend on how the chemical industry economic cycle rebounds from 2008 levels. In a low profit scenario, the impact has the potential to increase the effective tax rate. As profitability improves in Europe, the effective tax rate will be similar to what was experienced in 2006 and 2007.

2.
Some large foreign subsidiaries use the U.S. dollar as their functional currency. Taxable income in those countries is generally determined in the local currency of the country. These entities sometimes hold U.S. dollar denominated assets and liabilities, including intercompany items (which are eliminated in consolidation). In this situation, fluctuations in the exchange rate between the U.S. dollar and the local currency create a local currency gain or loss that is subject to local country taxation, which impacts the tax provision. The fluctuation of the U.S. dollar against the Canadian dollar in late 2008 produced a higher charge to the tax provision than in prior years.

We will revise Future Filings to provide clarity regarding the impact of higher or lower foreign earnings on Dow’s effective tax rate. Regarding the second factor, in the first quarter of 2009, Dow made a functional currency reporting election in Canada for years after 2008 that permits taxes to be determined in U.S. dollars. Therefore, we expect the future impact to be immaterial.

5.
We note that you provide a tabular presentation that summarizes the impact of certain items recorded in 2008, 2007 and 2006 on pretax income, net income and EPS.  Based on the magnitude of certain expenses included for 2008, it is not clear to us why the 2008 asbestos-related credit is not included.  Please clarify or revise in future filings.

Mr. John Cash
The Dow Chemical Company
April 7, 2009

RESPONSE
To help explain Dow’s results of operations each period, we identify and disclose “certain items.” These items are typically event driven and/or significant, such as costs related to a hurricane, an acquisition or restructuring activities, or a significant gain or loss on a divestiture.

The asbestos-related liability is one of the liabilities for which Dow conducts a FAS 5 review each quarter. In the fourth quarter of 2008, based on an updated study to review the adequacy of Dow’s liability for pending and future asbestos-related claims, the asbestos-related liability was reduced by $54 million. Since the 2008 adjustment was the result of our normal FAS 5 review, and not significant, we did not identify it as a “certain item.” The 2006 adjustment to this liability was identified as a “certain item” because it was considered significant.

Liquidity and Capital Resources, page 44

6.
Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of significant covenants in your debt agreements.  Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

RESPONSE
In Future Filings, we will include a more specific and comprehensive discussion of the terms of significant covenants in our debt agreements. For our most restrictive financial covenants, we will also present our actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.

Other Matters, page 50

Critical Accounting Policies, page 50

General

7.
We note that you recognized a goodwill impairment charge during the year ended December 31, 2008.  In the interest of providing investors with a better insight into management’s judgments in accounting for goodwill impairments, please revise future filings to provide the following disclosures as part of your critical accounting policy:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected that

Mr. John Cash
The Dow Chemical Company
April 7, 2009

method as being the most meaningful in preparing your goodwill impairment analyses;
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	If applicable, how assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes; and
•	If or how you consider your market capitalization relative to your net book value in evaluating goodwill for impairment.

RESPONSE
We will revise Future Filings to include language similar to the following as part of our critical accounting policies:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
Dow completes its goodwill impairment testing at a reporting unit level which, in most cases, is defined as one level below operating segment. This is the level within the organizational structure for which discrete financial information is available and reviewed by management on a regular basis. The Company has six reportable operating segments and 23 reporting units.

•
Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected that method as being the most meaningful in preparing your goodwill impairment analyses;

Fair value of the reporting units is consistently calculated through discounted cash flow analyses, as market price comparables are not readily available for most of Dow’s reporting units. In cases where market price comparables are available, we use both a discounted cash flow analysis as well as EBIT/EBITDA multiples of the comparables entities.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
The discounted cash flow analyses are completed in a manner that utilizes key assumptions by reporting unit. Key assumptions include projected growth rates, currency exchange rates, tax rates, discount rates, estimated terminal values and long-term hydrocarbon and energy prices.

•	If applicable, how assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes; and

Mr. John Cash
The Dow Chemical Company
April 7, 2009

During the annual cycle, key assumptions are reevaluated to consider current facts and circumstances, and values for each assumption are updated. (In Future Filings, if the assumptions and methodologies used for valuing goodwill change significantly from the prior year, we will highlight the impact of the changes in our critical accounting policies.)

•	If or how you consider your market capitalization relative to your net book value in evaluating goodwill for impairment.
As part of our annual goodwill impairment review cycle, we review Dow’s market capitalization relative to book value and relative to internal discounted cash flow valuations. In addition, interim reviews are completed as necessary. When the market price of Dow’s equity securities declines to a level below book value, management undertakes a process to evaluate whether a change in circumstances has occurred that would indicate it is more likely than not that the fair value of a reporting unit has declined below its carrying value.

Item 8.  Financial Statements and Supplementary Data, page 63

Note U – Subsequent Events, page 124

8.
In future filings, please update your disclosures for the recent settlement agreement with Rohm & Haas and disclose and discuss the expected impact of the pending merger on your financial position, results of operations and cash flows.

RESPONSE
On April 1, 2009, the acquisition of Rohm and Haas Company was completed. We will complete all filings and make all disclosures required by the completion of this transaction, including an update of these disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Exhibit Index, page 134

9.
Please file exhibits 10(b), 10(e) and 10(i) on EDGAR as exhibits to a future filing.  We note that they were originally filed in paper.  As such they should not be incorporated by reference as a document on file with the Commission for more than five years.  Please see Item 10(d) to Regulations S-K.

RESPONSE
We will attach the aforementioned exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Mr. John Cash
The Dow Chemical Company
April 7, 2009

In connection with our responses to the Staff’s comments, we acknowledge that:
-	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN
William H. Weideman
Vice President and Controller

cc:        Sherry Haywood, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance
Dale Welcome, Division of Corporation Finance